UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

Wayne Cohen

Sculptor Capital Management

9 West 57th Street

New York, NY 10019

(212) 790-0000

Copy to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,437,931 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,437,931 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,437,931 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (2)
14	TYPE OF REPORTING PERSON HC

(1)

Includes 481,395 shares of Class A Common Stock Sculptor Enhanced Master Fund Ltd. and Sculptor Master Fund, Ltd. and 9,956,536 shares of Class B Common Stock held by SCM GC Investments Limited, of which 817,868 are subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. and Sculptor Enhanced Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Enhanced Master Fund Ltd. and Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 45,570,178 shares of Class A common stock issued and outstanding as of July 14, 2022 as reported in the registrant’s registration statement on Form S-1, filed with the Securities and Exchange Commission on July 18, 2022 (the “Registration Statement”) plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON SCM GC Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,956,536 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,956,536 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,956,536 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 9,956,536 shares of Class B Common Stock, of which 817,868 are subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. and Sculptor Enhanced Master Fund Ltd.

(2)

The calculation is based on 45,570,178 shares of Class A common stock issued and outstanding as of July 14, 2022 as reported in the Registration Statement plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Enhanced Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)

The calculation is based on 45,570,178 shares of Class A common stock issued and outstanding as of July 14, 2022 as reported in the Registration Statement plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 418,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)

The calculation is based on 45,570,178 shares of Class A common stock issued and outstanding as of July 14, 2022 as reported in the Registration Statement plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 481,395 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 481,395 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,395 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Includes 481,395 shares of Class A Common Stock held by Sculptor Enhanced Master Fund Ltd., and Sculptor Master Fund, Ltd. Sculptor Capital LP is the investment adviser to Sculptor Enhanced Master Fund Ltd., and Sculptor Master Fund, Ltd.

(2)

The calculation is based on 45,570,178 shares of Class A common stock issued and outstanding as of July 14, 2022 as reported in the Registration Statement plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 481,395 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 481,395 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,395 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON HC

(1)

Includes 481,395 shares of Class A Common Stock held by Sculptor Enhanced Master Fund Ltd., and Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP, which is the investment adviser to Sculptor Enhanced Master Fund Ltd., and Sculptor Master Fund, Ltd.

(2)

The calculation is based on 45,570,178 shares of Class A common stock issued and outstanding as of July 14, 2022 as reported in the Registration Statement plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

This Amendment No. 1 to Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on June 27, 2022 (the “Initial Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On July 18, 2022, the Issuer filed a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission, which disclosed that the Issuer’s total number of outstanding shares of Class A Common Stock had increased to 45,570,178 shares issued and outstanding as of July 14, 2022. This Amendment No. 1 is being filed to report a decrease of more than one percent in the percentage of outstanding shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own, which resulted from the increase in the number of shares of Class A Common Stock reported as outstanding by the Issuer.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a),(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 1 to Schedule 13D are hereby incorporated by reference in this Item 5.

The decrease in shares beneficially owned by each Reporting Person as reported in this Amendment No. 1 to Schedule 13D reflects, in addition to the transactions described on Annex A, attached hereto, the transactions previously reported on Annex B to the Initial Statement.

Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, is the investment adviser to Sculptor Enhanced Master Fund, Ltd. (“SCEN”) a Cayman Islands company, and Sculptor Master Fund, Ltd. (“SCMF”) a Cayman Islands company, and thus may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor. Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, serves as the sole general partner of Sculptor. As such, SCHC may be deemed to control Sculptor and, therefore, may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor. Sculptor Capital Management, Inc. (“SCU”), a Delaware corporation, is the sole shareholder of SCHC and may be deemed a beneficial owner of the shares in the accounts managed by Sculptor. SCM GC Investments Limited (“SCM GC”) a Cayman Islands exempted company, is wholly owned by SCMF and SCEN.

(c) Annex A, attached hereto, sets forth transactions in the Common Stock that were effected since the filing date of the Initial Statement. The transactions in the Common Stock described on Annex A were effected on securities exchanges unless otherwise indicated therein.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2022

SCULPTOR CAPITAL MANAGEMENT, INC.

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCM GC INVESTMENTS LIMITED

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR ENHANCED MASTER FUND, LTD.

By: Sculptor Capital LP, its Investment Manager
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR MASTER FUND, LTD.

By: Sculptor Capital LP, its investment manager
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR CAPITAL LP

By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

Title:	President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING CORPORATION

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

Annex A

Transaction in Common Stock

(For the period from June 24, 2022 through July 21, 2022)

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
Sculptor Enhanced Master Fund, Ltd.	7/07/2022	-698	$6.86	Sell
Sculptor Master Fund, Ltd.	7/07/2022	-5302	$6.86	Sell